

September 17, 2014

James Ketner
President and Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

   Re: **Galenfeha, Inc.**
      Registration Statement on Form S-1
      Filed September 4, 2014
      File No. 333-198573
      Post-Effective Amendment No. 1 to Registration Statement on Form S-1
      Filed August 26, 2014
      File No. 333-188800

Dear Mr. Ketner:

   We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1. This filing appears to update the financial statements of Form S-1, SEC file no. 333-188800, under Section 10(a)(3) of the Securities Act and to register additional new shares not covered by the original registration statement. Please note that you cannot use a post-effective amendment to register additional shares that were not included in the registration statement at effectiveness. If you wish to combine the prospectus for shares covered by your earlier, effective registration statement with the prospectus for the new shares, you must register the new shares on a new registration statement, such as the S-1 filed on September 4, and rely on Rule 429 to include the shares from the earlier, effective registration statement in the new prospectus. Please see Rule 429 of Regulation C, and confirm your understanding.

2. Note that combining prospectuses under Rule 429 effectively acts as a post-effective amendment to the earlier, effective registration statement. If you wish to rely on Rule 429 to combine prospectuses and to post-effectively amend and update your earlier, effective registration statement, you should comply with the requirements of Rule 429 and withdraw the post-effective amendment to the earlier registration statement by filing your request under the appropriate file number (333-188800) with submission type "AW".   If you do not wish to combine prospectuses using Rule 429, you should amend the post-effective amendment to remove the new shares and to otherwise provide all of the disclosures required by Form S-1.

3. Please confirm to us whether you offered or sold any shares from the Form S-1, SEC file no. 333-188800, after the date that your 10(a)(3) update was required.

Registration Statement on Form S-1

General

4. This registration statement includes 30 million shares of common stock that you plan to issue on a continuous or delayed basis. As you are not eligible to register these shares on Form S-3, you may not offer securities on this basis. Please see Rule 415(a)(1)(xi). Please remove these shares from the registration statement.

Facing Page

5. Please include file number 333-197342 on the top right-hand corner of the facing page. Also, if you are combining prospectuses under Rule 429, please include the previous S-1 file number 333-188800 on the bottom of the facing page, as required by Rule 429(b).

6. The facing page of the registration statement states that it is "Amendment No. 1" to Form S-3 on Form S-1. Since you filed a new registration statement on September 4, 2014, rather than an amendment to your Form S-3 (SEC file no. 333-197342), and have in fact withdrawn the Form S-3, please be sure that when you amend this Form S-1, you label it as "Amendment No. 1 to Form S-1". To avoid confusion, you may wish to include a footnote clarifying that the original filing on September 4, 2014 erroneously referred to that registration statement as Amendment No. 1 to Form S-3. Please also revise your explanatory note accordingly.

Explanatory Note

7. If true, please clearly disclose in the "Explanatory Note" section that you are relying on Rule 429 of the Securities Act to combine the prospectus from your earlier S-1 (333-188800) with the prospectus for the new shares you are registering on this registration statement. Also, please clearly disclose the amount of securities that are unsold from the earlier S-1 (that you are carrying over to the prospectus contained in this registration

statement), as well as the amount of new securities you are registering on this new registration statement.

Calculation of Registration Fee table

8. Please revise to clearly disclose by footnote the amount of shares included from Form S-1 333-188800. Please also note that the fee table itself need only include the new shares you are registering on this new registration statement.

Cover page, page 2

9. Please note that absent a market price for securities being offered for resale, disclosing that shares will be sold at market or negotiated prices does not satisfy Schedule A, paragraph 16 of the Securities Act, and Item 501(b)(3) of Regulation S-K. You state that OTCBB has yet to report a trade in your common stock. Therefore, please revise your registration statement, including the cover page and plan of distribution, to provide that selling security holders will sell the common stock at a fixed, identified price until your shares actually quoted on such marketplace, and that they will thereafter be sold at prevailing market prices or privately negotiated prices.

Selling Shareholders, page 12

10. Please describe the transactions in which all of the shares offered for resale were acquired by the selling shareholders. The current disclosure only accounts for 32,812,000 shares.

Incorporation by Reference, page 22

11. We note your incorporation by reference disclosure on page 22, however, as a penny stock issuer, you are not eligible to incorporate information by reference pursuant to Form S-1 General Instruction VII (D)(1)(c). Please revise to include all of the information required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

James Ketner
Galenfeha, Inc.
September 17, 2014
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Michael Stolzar, Esq.